SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser
150 Post Street, Suite 320,                    One Post Street, Suite 575
San Francisco, California 94108                San Francisco, California  94104
(415) 788-1444                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                       Amount of
         Valuation*                                        Filing Fee

         $2,475,030                                          $495

* For purposes of calculating the filing fee only. Assumes the purchase of 330,004 Units of limited partnership interest ("Units") at a purchase price equal to $7.50 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC and SUTTER CAPITAL MANAGEMENT, LLC (the "Purchasers") to purchase any and all outstanding Units of limited partnership interest (the "Units") in RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86, a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $7.50 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The offer commenced on November 14, 2001 (the "Offer Date") and will expire December 14, 2001 or such other date to which this Offer may be extended (the "Expiration Date"). Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by all tendering Unit holders to the Purchaser. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities distributed with respect to the Units, by way of stock dividend or otherwise, from and after the Offer Date. Robert E. Dixon is named as a "Bidder" in this Schedule TO solely because of his control relationships with Sutter Opportunity Fund 2, LLC and Sutter Capital Management, LLC, manager of Sutter Opportunity Fund 2, LLC. Due to such relationship he may be deemed a beneficial owner of securities owned by Sutter Opportunity Fund 2, LLC and Sutter Capital Management, LLC. Nevertheless, only Sutter Opportunity Fund 2, LLC and Sutter Capital Management, LLC intend to acquire Units pursuant to this offer and Robert E. Dixon neither offers hereby nor intends to acquire directly any Units.

                  According to the Issuer's annual report on Form 10-K for the year ended December 31, 2000, "As of March 1, 2001, there were approximately 9,128 holders of Units of Registrant (including the initial limited partner), owning an aggregate of 330,004 Units." The Purchasers currently beneficially own no Units. The 330,004 Units subject to the Offer constitute all outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $2,475,030 in aggregate purchase price, which the Purchasers will fund out of their current working capital.

         The address of the Issuer's principal executive offices is 7 Bulfinch Place, Boston, MA 02114.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated November 14, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated November 14, 2001

         (b)-(h)  Not applicable.


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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 14, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON


























                                        2


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                                  EXHIBIT INDEX


Exhibit           Description                                               Page

(a)(1)   Offer to Purchase dated November 14, 2001

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated November 14, 2001